Exhibit 16.1

April 15, 2016

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K dated April 15, 2016, of Newell Brands Inc. (formerly Newell Rubbermaid Inc.) and are in agreement with the statements contained in the third, fourth and fifth paragraphs of Item 4.01 (a) on page 3 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young LLP